Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in Thousands)
Earnings:
1. Income after income taxes	$31,082	$41,311	$27,410	$27,409	$25,184
2. Plus: interest expense	31,096	23,814	14,808	11,082	11,776
3. Earnings including interest on deposits	62,178	65,125	42,218	38,491	36,960
4. Less: interest on deposits	18,667	13,756	8,260	5,219	5,408
5. Earnings excluding interest on deposits	$43,511	$51,369	$33,958	$33,272	$31,552
Fixed Charges:
6. Interest expense (Line 2)	$31,096	$23,814	$14,808	$11,082	$11,776
7. Less: interest expense on deposits (Line 4)	18,667	13,756	8,260	5,219	5,408
8. Excluding interest on deposits	$12,429	$10,058	$6,548	$5,863	$6,368
Ratio of Earnings to Fixed Charges:
Including interest on deposits (line 3 divided by Line 6)	2.00	2.73	2.85	3.47	3.14
Excluding interest on deposits (line 5 divided by Line 8)	3.50	5.11	5.19	5.67	4.95